April 24, 2019

Securities and Exchange Commission
Filing Desk
100 F Street, N.E.
Washington, D.C. 20549

RE:   Post-Effective Amendment No. 1 to the Registration Statement filed on Form N-14 under the Securities Act of 1933, as amended (the “Securities Act”), of Leader Funds Trust (the “Trust”) (File No. 333-230174)

Ladies and Gentlemen:

Enclosed herewith for filing on behalf of the Trust, please find Post-Effective Amendment No. 1 to the Trust’s Registration Statement on Form N-14. The Registration Statement is being filed in connection with the reorganization of the Leader Short Duration Bond Fund, the Leader Total Return Fund and the Leader Floating Rate Fund, each a series of Northern Lights Fund Trust, into corresponding series of the Trust.

If you have any questions concerning the foregoing, please contact the undersigned at (913) 660-0778 or John.Lively@practus.com.

Regards,

/s/ John H. Lively

On behalf of Practus, LLP

JOHN H. LIVELY ● MANAGING PARTNER

11300 Tomahawk Creek Pkwy ● Ste. 310 ● Leawood, KS 66211 ● p: 913.660.0778 ● c: 913.523.6112

Practus, LLP ● John.Lively@Practus.com ● Practus.com